Exhibit 99.1

Published December 29, 2006
Effective December 29, 2006

Item 1 Name and Address of Company

Keegan Resources Corp.
1204 - 700 West Pender Street
Vancouver, B.C., V6C 1G8

Item 2 Date of Material Change

November 1, 2007

Item 3 News Release

The news release dated November 1, 2007 was disseminated through Canada Stockwatch and Market News under section 7.1 of National Instrument 51-102.

Item 4 Summary of Material Change

Please refer to attached news release.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Please refer to attached news release

5.2 Disclosure for Restructuring Transactions

N/A

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

N/A

Item 8 Executive Officer

Dan McCoy, Ph.D., President & CEO 604 683-8193

Item 9 Date of Report

November 1, 2007

PRESS RELEASE
TSX-V: KGN

KEEGAN DRILLS 50 METERS OF 1.0 G/T GOLD AND 166 M OF 1.6 G/T AT ESAASE GOLD PROJECT

November 1, 2007, Vancouver, BC: Keegan Resources Inc. ("Keegan") is pleased to announce that it has drilled its best hole to date at the Esaase Gold Property. Drill hole 163 encountered 50 meters of 1.00 g/t Au and 166 m of 1.6 g/t Au (approximate true width). Hole 163 is an infill hole and was not included in Keegan's recently released resource estimation (please see news release dated Oct. 25, 2007). The holes location, grade and width indicate good continuity of mineralization with increased grade and width when compared with other holes in the area.

Keegan also obtained excellent results from step-out holes on the northwest edge of the Main Zone. Hole 161 encountered 51 meters of 1.41 g/t Au and drill hole 160 encountered 18 meters of 1.17 and 15 meters of 1.34 (see table 1 below for full results). Drill hole 160 and 161 are step out holes from the area where Keegan recently released its first resource estimation.

The drill has now stepped out 450 meters south of the southern edge of the resource estimation where Keegan had previously drilled six shallow holes in this area which intersected up to 44 metres of 2.18 g/t Au, 19 metres of 2.52 g/t Au and 16 metres of 3.63 g/t Au in hole 138 which remains open in both directions along strike. Please see www.keeganresources.com for a map showing drill hole locations.

Table 1.	Drill Results from Keegan's Main Zone Resource Definition Drill Program

Hole ID	From	To	Width	Grade	type	Hole ID	From	To	Width	Grade	type
	(m)	(m)	(m)	(g/t)			(m)	(m)	(m)	(g/t)
KERC156	2	10	8	0.65	infill	KEDD160	231	243	12	0.53	Step-out
KERC156	37	107	70	1.01	infill	KEDD160	260	278	18	1.17	Step-out
KERC157	32	40	8	4.64	infill	including	275	276	1	12.53	Step-out
including	33	34	1	33.50	infill	KEDD160	293	308	15	1.34	Step-out
KERC157	101	137	36	0.69	infill	KEDD161	233	247	13.9	0.53	Step-out
KERC157	208	213	5	0.52	infill	KEDD161	267	318	51	1.41	Step-out
KERC159	8	30	22	1.04	infill	KERC163	13	63	50	1.00	infill
including	26	27	1	13.95	infill	KERC163	80	87	7	0.66	infill
KERC159	60	84	24	0.99	infill	KERC163	95	261	166	1.60	infill
KEDD160	191	204	13	0.79	Step-out	including	164	165	1	19.40	infill

Dan McCoy, President and CEO of Keegan states: "We are very pleased with the fact that we are both continuing to expand the area of potential resource to the northwest while at the same time confirming thick intercepts of mineralization in our infill program. All the data suggest that we will add significantly to the recently announced resource. The amenable geometry, positive metallurgy and increasing resource base demonstrate all the necessary components for an efficient, modern, open pit mining operation. We look forward to adding another drill rig early in 2008 dedicated to the continued expansion of the deposit while the current drill continues to complete the infill drilling in order to convert our inferred resources to the indicated and measured categories."

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. RC samples were taken at one meter intervals under dry drilling conditions by geologic and resource consultant Coffey Mining Pty Ltd utilizing drilling and sampling techniques widely accepted in resource definition studies of other West African gold deposits. All reverse circulation drill samples are weighed on site. Core portions of the drill holes consist exclusively of HQ core. They are logged and sawn on site with half samples sent to the lab. All samples are using standard 50 gram fire assay with atomic absorption finish by Transworld Laboratories (GH) Ltd. in Tarkwa, Ghana or SGS Labs in Tarkwa, Ghana. QA/QC programs using internal and external standard samples, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed. Intercepts were calculated to emphasize width rather than grade: a minimum of a 0.2 g/t cut off at beginning and end of the intercept and allowing for no more than six consecutive samples (six meters) of less than 0.2 g/t Au. All internal intercepts above 10 g/t Au are reported within the intercept. Intercepts of less than 5 meters or less than 0.5 g/t Au were not reported. Mineralization strikes approximately 30 degrees east of north and dips 45 to 60 degrees to the west. The drill holes are oriented 10 degrees south of north and are inclined at 45 degrees to the east, so true widths are estimated to be over 80% of the drilled widths.

About Keegan Resources Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality, pure gold assets. The Company is focused on its wholly owned flagship Esaase and Asumura gold projects located in Ghana, West Africa. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX-VEN under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

On Behalf of the Board

Dan McCoy, Ph.D.
President & CEO

For more information please visit the company website at
http://www.keeganresources.com or contact investor relations at
604-683-8193 or info@keeganresources.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.